

Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300

Certificate of Formation
Limited Liability Company

Filed in the Office of the Secretary of State of Texas
Filing #: 801925813 02/03/2014
Document #: 527529680002
Image Generated Electronically for Web Filing

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

Van Cleave Dry Goods LLC

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be company named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
Adam J Van Cleave

C. The business address of the registered agent and the registered office address is:

Street Address:
11026 Snyder Drive Frisco TX 75035

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☐ A. The limited liability company is to be managed by managers.

OR

☑ B. The limited liability company will not have managers. Management of the company is reserved to the members.

The names and addresses of the governing persons are set forth below:

Managing Member 1: **Adam Jason Van Cleave** Title: **Managing Member**

Address: **11026 Snyder Drive Frisco TX, USA 75035**

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Organizer

The name and address of the organizer are set forth below.

Adam Jason Van Cleave **11026 Snyder Dr, Frisco, TX 75035**

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Adam Jason Van Cleave

Signature of Organizer

FILING OFFICE COPY

ADDENDUM

MEMBERSHIP INTERTESTS, VOTING AND MANAGEMENT

Section 1.1 Initial Members. The initial Members of the Company are Adam Van Cleave and Carmen Van Cleave.

Section 1.2 Classification of Membership Interests. The Company shall issue 10,000,000 Class A Voting Shares ("Voting Shares"), to the Voting Members (the "Voting Members"). The shares shall have an initial share value of $0.01. The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Voting Member shall be the percentage that is derived when the total of the Member's Voting Shares is divided by the total of all the Voting Shares. The Company may issue Class B, Nonvoting Shares ("Nonvoting Shares"). Members may own interests in both Voting Shares and Nonvoting Shares. Members who own interests only in Nonvoting Shares ("Nonvoting Members") shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by this agreement, a Nonvoting Member shall have the right to file or participate in a mediation or an arbitration action, and shall be bound by an amendment to this agreement only if he signs such amendment.

Section 1.3 Percentage Ownership and Voting Interests. A Member's Ownership Interest ("Ownership Interest") is the total of his or her interests in Voting Shares and Nonvoting Shares, together with all of the rights, as a Member or Manager of the Company, that arise from such interests. The Percentage Ownership Interest ("Percentage Ownership Interest") of a Member shall be calculated by adding together the total of that Member's Voting Shares and Nonvoting shares, and then dividing this sum by the total of every Member's Voting Shares and Nonvoting Shares.

Section 1.4 Management by Voting Members. The Voting Members shall manage the Company and shall have the right to vote, in their capacity as Managers, in proportion to their respective Percentage Voting Interests in the Company. Voting Members need not identify whether they are acting in their capacity as Members or Managers when they act. The Nonvoting Members shall have no right to vote or otherwise participate in the management of the Company. No Nonvoting Member shall, without the prior written consent of all of the Voting Members, take any action on behalf of, or in the name of, the Company, or enter into any contract, agreement, commitment or obligation binding upon the Company, or perform any act in any way relating to the Company or the Company's assets.

Section 1.5 Voting. Except as otherwise provided or permitted by this Agreement, Voting Members shall in all cases, in their capacity as Members or Managers of the Company, act collectively, and, unless otherwise specified or permitted by this Agreement, unanimously. Except as otherwise provided or permitted by this Agreement, no Voting Member acting individually, in his capacity as a Member or Manager of the Company, shall have any power or authority to sign for, bind or act on behalf of the Company in any way, to pledge the Company's credit, or to render the Company liable for any purpose. Unless the context requires otherwise, in this Agreement, the terms "Member" or "Members," without the qualifiers "Voting" or "Nonvoting," refer to the Voting and Nonvoting Members collectively; and the terms "Manager" or "Managers" refers to the Voting Members.

Section 1.6 Liability of Members. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

Section 1.7 New Members. The Voting Members may issue additional Voting Shares or Nonvoting Shares and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) is approved unanimously by the Voting Members; (ii) delivers to the Company his required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Voting Members shall reasonably require to so admit such new Member to the Company. Upon the admission of a new Member or Members, as the case may be, to the Company, the capital accounts of Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.